                                                               Exhibit 12(a)(13)

NEWS RELEASE

For Immediate Release

Contact: Larry W. Sayre
         Vice President-Finance & CFO
         (620) 663-5551
         larry.sayre@collinsind.com

                      COLLINS ANNOUNCES CURRENT RESULTS OF
                       MODIFIED DUTCH AUCTION TENDER OFFER

Hutchinson, Kansas, November 21, 2003 - Collins Industries, Inc. (the "Company")
(NASDAQ: COLL) today announced current results of its modified Dutch auction tender offer, which is scheduled to expire on November 21, 2003 at 5:00 p.m.
Eastern time, unless extended. As of 5:00 p.m. Eastern time, on November 20,
2003, 869,071 shares of Company common stock had been tendered in the offer, representing approximately 11.99% of the Company's 7,249,188 shares of common stock outstanding as of October 9, 2003.

The Company commenced the tender offer on October 10, 2003. Under the terms of the tender offer, the Company offered to purchase up to 1,100,000 shares of its common stock within a price range of $3.60 per share to $4.50 per share.

These current results are not an indication of the final price or the final number of shares tendered or if proration will or will not occur under the terms of the offer. Company shareholders may continue to tender their shares until the offer expires. The actual price per share and number of shares to be purchased are subject to final verification by the depositary and the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures).

Subsequent preliminary results will be announced on November 24, 2003 following the scheduled expiration of the offer. Final details will be announced following completion of the verification process. The Company expects that payment of all shares purchased will be made on or about December 1, 2003. Payment for all shares purchased will be made promptly following verification.

The information agent and depositary for the modified Dutch auction tender offer is Mellon Investor Services LLC.

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The foregoing material may contain forward-looking statements. Forward-looking statements are all statements other than statements of historical fact, including without limitation those that are identified by the use of the words
"anticipates," "estimates," "expects," "intends," "plans," "predicts," and similar expressions. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements.
Collins Industries, Inc. does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Collins Industries, Inc. is North America's largest manufacturer of ambulances
(including medical attack vehicles, rescue vehicles and fire emergency vehicles), North America's largest producer of Type "A" small school buses, the nation's second largest manufacturer of terminal trucks and a leader in the road construction and industrial sweeper markets. Since 1971, the Company has grown to approximately 900 employees in six plants comprising over one million combined square feet of manufacturing space. The Company sells its products throughout the United States and abroad.

For more information on Collins Industries, Inc., visit Collins Industries,
Inc.'s web site at http://www.collinsind.com.

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